SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

liBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 530307 107

Series B Common Stock: 530307 206

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Numbers:	Series A common stock: 530307 107

Series B common stock: 530307 206

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 1,268,781 (1), (2), (3), (4) Series B Common Stock: 2,336,663 (1), (5)
	8.	Shared Voting Power Series A Common Stock: 0 (2) Series B Common Stock: 27,171 (6)
	9.	Sole Dispositive Power Series A Common Stock: 1,268,781 (1), (2), (3), (4) Series B Common Stock: 2,336,663 (1), (5)
	10.	Shared Dispositive Power Series A Common Stock: 0 (2) Series B Common Stock: 27,171 (6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,268,781 (1), (2), (3), (4) Series B Common Stock: 2,363,834 (1), (5), (6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 4.8% (7) Series B Common Stock: 96.4% (7)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 25,444 shares of the Issuer’s (as defined below) Series A common stock, $0.01 par value per share (“Series A Common Stock”), and 57,641 shares of the Issuer’s Series B common stock, $0.01 par value per share (“Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 3,632,615 shares of Series A Common Stock, and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 12.6%, subject to the relevant footnotes set forth herein.

(3) Includes 153,226 shares of Series A Common Stock pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”), 500,000 shares of Series A Common Stock pledged by Mr. Malone to Bank of America (“BoA”), 25,444 shares of Series A Common Stock pledged by the LM Revocable Trust to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and 500,001 shares of Series A Common Stock pledged by Mr. Malone to Merrill Lynch in connection with loan facilities extended by Fidelity, BoA and Merrill Lynch.

(4)  Includes 62,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation and 27,610 shares of Series A Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(5)  Includes 122,649 shares of Series B Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT.

(6) Includes 27,171 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(7) For purposes of calculating the beneficial ownership of Mr. Malone, the total number of shares of Series A Common Stock outstanding was 26,493,328 and the total number of shares of Series B Common Stock outstanding was 2,451,828, in each case, as of April 15, 2020, as reported by Liberty Broadband Corporation, a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2020, filed with the Securities and Exchange Commission (“SEC”) on May 1, 2020. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible at the option of the holder. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 48.8% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Issuer” or “Liberty Broadband”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone” or the “Reporting Person”), on January 29, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 17, 2018 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The Reporting Person was informed that a special committee of independent and disinterested directors formed by the board of directors of Liberty Broadband and a special committee of independent and disinterested directors formed by the board of directors of GCI Liberty, Inc., a Delaware corporation (“GCI Liberty”), have informed Liberty Broadband and GCI Liberty that the special committees have reached a preliminary understanding regarding a possible exchange ratio (“Possible Exchange Ratio”) for a potential business combination transaction between Liberty Broadband and GCI Liberty (the “Potential Combination”), in which Liberty Broadband would acquire all of the outstanding shares of Series A common stock, Series B common stock, and Series A Cumulative Redeemable Preferred Stock (“GCI Liberty Preferred Stock”), of GCI Liberty in a stock-for-stock merger. The Possible Exchange Ratio, which remains subject to the negotiation of mutually acceptable transaction agreements, would consist of (i) 0.5800 of a share of Liberty Broadband Series C common stock, par value $0.01 per share (“Series C Common Stock”), for each outstanding share of GCI Liberty Series A common stock, (ii) 0.5800 of a share of Series B Common Stock for each outstanding share of GCI Liberty Series B common stock, and (iii) one share of a newly issued series of preferred stock of Liberty Broadband (“Preferred Stock”) for each outstanding share of GCI Liberty Preferred Stock, with the new Preferred Stock bearing substantially identical terms and conditions to the GCI Liberty Preferred Stock. GCI Liberty’s outstanding equity awards would be converted into equivalent equity awards at Liberty Broadband with respect to the applicable series of Liberty Broadband stock payable in the Potential Combination with respect to the series of GCI Liberty stock underlying the applicable award, in each case, with vesting to continue based on the original vesting schedule of the underlying award. No such awards are expected to be accelerated in the Potential Combination.

The special committees of each of GCI Liberty and Liberty Broadband also reached a preliminary understanding with Mr. Malone, Chairman of the Board of each of GCI Liberty and Liberty Broadband, pursuant to which, at the closing of the Potential Combination, Mr. Malone would agree to receive shares of Series C Common Stock in lieu of an equal number of shares of Series B Common Stock he would be entitled to receive in the Potential Combination such that Mr. Malone would have beneficial ownership of not more than approximately 49% of Liberty Broadband’s aggregate outstanding voting power (“Target Voting Power”) immediately following the closing (which is equal to the aggregate voting power in Liberty Broadband beneficially owned by Mr. Malone at the date of this Amendment). Mr. Malone would also have the right to exchange such shares of Series C Common Stock for Series B Common Stock, on a one-for-one basis, to preserve his Target Voting Power following the occurrence of any voting dilution events.

Prior to any negotiations, including any discussions regarding a Possible Exchange Ratio or regarding any arrangements with Mr. Malone, the special committees of GCI Liberty and Liberty Broadband were formed and agreed with each other and with Mr. Malone that any Potential Combination would be subject to and conditioned upon (i) the negotiation by, and approval of, each special committee and (ii) approval by a non-waivable vote of the holders of a majority of the voting power of the outstanding shares of each company not held by Mr. Malone or any other interested parties.

The Reporting Person expects that there will be continued discussions between and among the special committees and himself regarding a Potential Combination and related matters, including the negotiation of mutually acceptable transaction agreements.  There can be no assurance, however, that any discussions that occur hereafter will result in the entry into definitive agreements concerning a Potential Combination or, if such definitive agreements are reached, that such definitive agreements will contain transaction terms consistent with those described above, nor can there be any assurance that a Potential Combination will ultimately be consummated.  Discussions concerning a Potential Combination may be terminated at any time and without prior notice.

The Reporting Person does not intend to disclose developments with respect to the foregoing unless and until the special committees and the boards of directors of each of GCI Liberty and Liberty Broadband have approved a specific transaction, if any, except as may be required by law.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,268,781 shares of Series A Common Stock (including (A) 25,444 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership, and (B) 62,500 shares held by the Malone Family Land Preservation Foundation and 27,610 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 4.8% of the outstanding shares of Series A Common Stock, and (ii) 2,363,834 shares of Series B Common Stock (including (A) 57,641 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT, and (C) 27,171 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership), which represent approximately 96.4% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 26,493,328 shares of Series A Common Stock and 2,451,828 shares of Series B Common Stock, in each case, outstanding as of April 15, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2020 filed with the SEC on May 1, 2020. Because each share of Series A Common Stock is entitled to cast one vote and each share of Series B Common Stock is entitled to cast ten votes on all matters upon which stockholders are generally entitled to vote, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.8% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, the LM Revocable Trust each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c) Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, the LM Revocable Trust or the Trusts, has effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

Of the shares of Common Stock beneficially owned by Mr. Malone, 153,226 shares of Series A Common Stock are pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”), 500,000 shares of Series A Common Stock are pledged by Mr. Malone to Bank of America (“BoA”), 25,444 shares of Series A Common Stock are pledged by the LM Revocable Trust to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and 500,001 shares of Series A Common Stock are pledged by Mr. Malone to Merrill Lynch in connection with loan facilities extended by Fidelity, BoA and Merrill Lynch. In addition, 271,859 shares of Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), of the Issuer are pledged by Mr. Malone to Fidelity; 580,000 shares of Series C Common Stock are pledged by Mr. Malone to Merrill Lynch; 500,000 shares of Series C Common Stock are pledged by Mr. Malone to BoA; and 239,315 shares of Series C Common Stock are pledged by the LM Revocable Trust to Merrill Lynch in connection with loan facilities extended by Fidelity, BoA and Merrill Lynch.

1,000,000 shares of Series C Common Stock are subject to a “zero-cost collar” arrangement entered into by Mr. Malone on September 12, 2019 and which will settle over 15 sequential trading days beginning on August 18, 2026.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2020

/s/ John C. Malone
John C. Malone

[Signature Page to JCM Amendment No. 2 to Liberty Broadband Corporation 13D]